UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2014

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 7 HaEshel St.
Caesarea Industrial Park South 3088900, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 11, 2014, Mazor Robotics Ltd. (the "Company") received 510(k) clearance from the U.S. Food and Drug Administration for its Renaissance X system, a research and development  project, which is in a very early stage of development.   The Renaissance X is one of several research and development programs underway at the Company and the above mentioned 510(k) clearance reflects the Company’s product development strategy.

Prior to any commercialization efforts, the Renaissance X will require additional technology and clinical development as well as additional regulatory clearances. There is no assurance that this project will mature to be a product at any given time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)

By:	/s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

Date: September 17, 2014